

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

October 20, 2017

<u>Via E-mail</u>
Mr. Lui Wai Leung Alan
Chief Financial Officer
HotApp International Inc.
4800 Montgomery Lane, Suite 210
Bethesda, Maryland 20814

   Re: **HotApp International Inc.**
      Form 10-K for the fiscal year ended December 31, 2016
      Filed April 14, 2017
      File No. 333-194748

Dear Mr. Alan:

   We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to this comment, we may have additional comments.

Form 10-K filed on April 14, 2017

Exhibits 31.1 and 31.2

1. We note the language in the certifications filed under Exhibits 31.1 and 31.2 does not conform exactly to the language set forth in Item 601(b)(31) of Regulation S-K. Specifically, we note the exclusion of the language in paragraph 4(b) related to internal control over financial reporting. Please file an amendment to your annual report that includes the chief executive officer and the chief financial officer certifications that conform exactly to the language set forth within Item 601(b)(31) of Regulation S-K.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Peter McPhun at 202-551-3581 or me at202-551-3468 with any questions.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Senior Accountant
Office of Real Estate and
Commodities